UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report on Form 6-K originally furnished by Luokung Technology Corp. (the “Company” or “Luokung”) with the Securities and Exchange Commission on March 11, 2021 (the “Original 6-K”) is being filed solely to furnish a copy of the letter (the “Letter”) dated March 10, 2021 from the Department of the Treasury Office of Foreign Assets Control (“OFAC”) referenced in the press release furnished in the Original 6-K. The Letter confirms that any restrictions on U.S. persons to trade Luokung’s securities or derivatives will not take effect until May 8, 2021, and that divestments will be permitted through March 9, 2022. This Amendment does not otherwise amend, modify or update any disclosures contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K.

Exhibits.

Number
99.1	Letter issued by OFAC dated March 10, 2021*

*	Portions of the exhibit has been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 12, 2021

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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